                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.   3     )*
                                          ---------

                         MARQUEST MEDICAL PRODUCTS, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                          No Par Value Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  571431105
           --------------------------------------------------------
                                 (CUSIP Number)

                Robert P. Scherer, Jr., Scherer Healthcare, Inc.
                        2859 Paces Ferry Road, Suite 300
                            Atlanta, Georgia  30339
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                March 28, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  11  Pages
                                        ----

CUSIP No.  571431105                  13D                 Page  2  of  11  Pages
          ---------                                            ---    ----


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

      Scherer Healthcare, Inc.   59-0688813
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
                00
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
             Delaware
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power:
 Beneficially Owned               13,791,192 shares, including
 by Each Reporting                 (i) 7,211,192 shares owned directly
 Person With                       by Scherer Healthcare, Inc., and (ii)
                                   6,580,000 shares that Scherer Healthcare,
                                   Inc., may acquire upon exercise of
                                   warrants.
                              --------------------------------------------------

                              (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power:           Same as (7)
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     17,995,905 shares, including the shares listed in (7) above plus (i) 2,061,856 shares owned directly by Scherer Capital, LLC and (ii)
     2,142,857 shares that Scherer Capital LLC may acquire upon conversion of convertible notes.
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
               78.6%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
               CO
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  571431105                  13D                 Page  3  of  11  Pages
          ---------                                            ---    ----


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                   Scherer Capital, LLC
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
                WC
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
             Delaware
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power:
 Beneficially Owned                4,204,713 shares, including
 by Each Reporting                 (i) 2,061,856 shares owned directly
 Person With                       by Scherer Capital, LLC and (ii)
                                   2,142,857 shares that Scherer Capital,
                                   LLC may acquire upon conversion of
                                   convertible notes.
                              --------------------------------------------------

                              (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power:           Same as (7)
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     17,995,905 shares, including the shares listed in (7) above plus (i) 7,211,192 shares owned directly by Scherer Healthcare, Inc. and (ii) 6,580,000 shares that Scherer Healthcare, Inc. may acquire upon exercise of warrants.
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
               78.6%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
               CO
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  571431105                  13D                 Page  4  of  11  Pages
          ---------                                            ---    ----


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                   Robert P. Scherer, Jr.
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
                N/A
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
             United States
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power:
 Beneficially Owned               17,995,905 shares, consisting of the
 by Each Reporting                shares owned or that may be aquired by
 Person With                      Scherer Healthcare, Inc. and Scherer
                                  Captial, LLC
                              --------------------------------------------------

                              (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power:           Same as (7)
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
      17,995,905 shares, consisting of the shares owned or that may be aquired by Scherer Healthcare, Inc. and Scherer Captial, LLC

- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
              78.6%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
              IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  571431105                  13D                 Page  5  of  11  Pages
          ---------                                            ---    ----


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                   William J. Thompson
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
                N/A
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
             United States
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power:
 Beneficially Owned               13,891,192 shares, including (i)
 by Each Reporting                100,000 shares that Mr. Thompson may
 Person With                      may acquire upon excercise of options and
                                  (ii) 13,791,192 shares owned or that may
                                  be acquired by Scherer Healthcare, Inc.
                              --------------------------------------------------

                              (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power:           Same as (7)
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
       13,891,192 shares, including (i) 100,000 shares that Mr. Thompson may acquire upon exercise of options (ii) 13,791,192 shares owned or that may be acquired by Scherer Healthcare, Inc.
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
              66.6%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
              IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                    THIRD AMENDMENT TO STATEMENT OF INFORMATION
           REQUIRED PURSUANT TO SECTION 13(d)(1) OR 14(d)(1) OF THE SECURITIES
                               EXCHANGE ACT OF 1934

                          SCHEDULE 13D -- AMENDMENT NO. 3


    The following amendment to the statement of information is being filed by Scherer Healthcare, Inc., Robert P. Scherer, Jr., William J. Thompson and Scherer Capital, LLC pursuant to Regulation Section 240.13d-2 of the Rules and Regulations of the Securities and Exchange Commission.

ITEM 1. SECURITY AND ISSUER

    This statement relates to the Common Stock, no par value per share, of Marquest Medical Products, Inc., a Colorado corporation (the "Issuer"), whose principal office is located at 11039 East Lansing Circle, Englewood, Colorado 80111.

ITEM 2. IDENTITY AND BACKGROUND

    This statement is being filed by (i) Scherer Healthcare, Inc. ("SHI"), a Delaware corporation whose principal business and office address is 2859 Paces Ferry Road, Suite 300, Atlanta, Georgia 30339 and whose principal business, through its subsidiaries, is the manufacture and sale of healthcare products and services, (ii) Scherer Capital, LLC ("Scherer LLC"), a limited liability corporation incorporated under the laws of the State of Delaware whose principal business and office address is 2859 Paces Ferry Road, Suite 300, Atlanta, Georgia 30339 and which is a privately held investment company, (iii) Robert P. Scherer, Jr., and (iv) William J. Thompson. Mr. Scherer, Jr., through corporations and partnerships under his control, has a controlling interest in Scherer LLC and SHI. Neither SHI nor Scherer LLC has, during the last five years, (A) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    Set forth below is certain information regarding each executive officer and director of SHI and Scherer LLC. None of the individuals listed below has, during the last five years, (A) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each person listed is a citizen of the United States.


                              Page 6 of 11 Pages

    NAME AND
PRINCIPAL OCCUPATION                            BUSINESS ADDRESS
- --------------------                            ----------------

Robert P. Scherer, Jr.                  2859 Paces Ferry Road, Suite 300
 CHAIRMAN OF THE BOARD                  Atlanta, Georgia 30339
 AND CHIEF EXECUTIVE OFFICER
 OF SHI [AND SCHERER LLC];
 CHAIRMAN OF THE BOARD OF
 THE ISSUER

William J. Thompson                     11039 East Lansing Circle
 PRESIDENT, CHIEF OPERATING OFFICER     Englewood, Colorado 80112
 AND A DIRECTOR OF SHI AND THE ISSUER

Amy M. Murphy                           2859 Paces Ferry Road, Suite 300
 VICE PRESIDENT AND SECRETARY OF SHI;   Atlanta, Georgia 30339
 EXECUTIVE VICE PRESIDENT AND
 SECRETARY OF SCHERER LCC


Kenneth H. Robertson                    855 S. Federal Highway
 DIRECTOR OF SHI AND THE ISSUER;        Boca Raton, Florida 33429
 CHAIRMAN OF CONFERENCE-CALL USA,
 INC. AND VICE PRESIDENT OF BUSINESS
 DEVELOPMENT OF DIAL SERVICES, LTD.

Stephen A. Lukas, Sr.                   50 N.W. 176th Street
 DIRECTOR OF SHI AND THE ISSUER;        Building 100
 PRESIDENT, CHIEF EXECUTIVE OFFICER     Miami, Florida 33169
 AND DIRECTOR OF GOLDCAPS, INC.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    In April 1993, the Issuer granted to SHI Warrants to purchase 800,000 shares of Issuer Common Stock at an exercise price of $.75 per share. The Warrants expire on March 31, 1999. The Issuer granted these Warrants as consideration for SHI's agreement to lend to the Issuer up to $1.5 million.

    On June 15, 1993, SHI purchased the Arterial Blood Gas ("ABG") product line of the Issuer for $4.5 million and licensed the product line back to the Issuer. SHI's purchase was made with funds from working capital. In connection with this transaction, the Issuer granted to SHI Warrants to purchase 4,250,000 shares of the Issuer's common Stock at $.75 per share. Additionally, the Issuer issued to SHI $4.0 million aggregate principal amount of the Issuer's 8% Convertible Notes (the "SHI Notes") and Warrants to purchase 1,530,000 shares of the Issuer's Common Stock in exchange for SHI's issuance of 40,000 shares of Convertible Preferred Stock in connection with the Issuer's exchange offer for its defaulted Swiss bonds. At the time of the exchange offer, the issuer had outstanding, and was default under, approximately $12,650,000 in principal and interest under the Swiss bonds.

    In May 1994, SHI converted $2,500,000 aggregate principal amount of the SHI Notes into 3,333,333 shares of the Issuer's Common Stock.

    In March 1996, SHI and the Issuer entered into an agreement pursuant to which SHI converted the outstanding principal balance on the SHI Notes ($1,851,600) and $486,571 in accrued but unpaid


                              Page 7 of 11 Pages
interest on the Notes into 3,340,245 shares of the Issuer's Common stock at a conversion price of $.70 per share. SHI also purchased, through the cancellation of $376,330 in management fees owed to SHI by the Issuer, 537,614 shares of the Issuer's Common Stock for $.70 per share.

    In March 1996, Scherer LLC purchased from the Issuer 2,061,856 shares of the Issuer's Common Stock for an aggregate purchase price of $1.0 million using funds from working capital. The issuer also signed a Loan and Security Agreement with Scherer LLC, enabling the Issuer to borrow a maximum of $1,500,000 at an interest rate of 1-1/2% over prime, adjusted quarterly. The Notes are convertible at the option of Scherer LLC into shares of the Issuer's Common Stock at a conversion price of $0.70 per share. As of March 30, 1996, the Issuer had borrowed $700,000 under the Note Agreement in order to repay a bridge loan from Scherer LLC.

ITEM 4. PURPOSE OF TRANSACTION

    The purpose of the transactions described above was to (i) refinance the Issuer's outstanding indebtedness and improve its cash flows and (ii) provide funding for the Issuer's working capital requirements.

    As described in the initial filing of this Schedule 13D, SHI has designated a majority of the directors of the Issuer and, as a result of the conversion of the SHI Notes, will have the ability to elect all of the directors of the Issuer and approve any matter requiring the approval of a majority of the outstanding shares of the Issuer. Neither SHI nor Scherer LLC presently contemplate or has any plans or proposals related to the items listed in Item 4(a) through (j) of Schedule 13D. However, SHI and Scherer LLC, as majority stockholders of the Issuer, will continually review and evaluate the operations of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) SHI has beneficial ownership of an aggregate of 13,791,192 shares of the Issuer's Common Stock, including (i) 7,211,192 shares owned directly by SHI and (iii) 6,580,000 shares that may be issued upon exercise of outstanding warrants to purchase Common Stock. SHI's ownership represents 50.8% of the Issuer's Common Stock on a primary basis and 66.4% on a fully diluted basis.

           Scherer LLC owns directly 2,061,856 shares (14.5% of the outstanding shares) of the Issuer's Common Stock. Scherer LLC also owns beneficially shares of Common stock issuable upon conversion of a Note pursuant to which the Issuer may borrow up to $1.5 million. The Note is convertible at a conversion price of $.70 per share of Issuer Common Stock. As a result, if the Issuer borrows the full amount available under the Note, the Note will be convertible into 2,142,857 shares of Issuer Common Stock. As of March 30, 1996, Scherer LLC had loaned $700,000 to the Issuer which would be convertible into 1,000,000 shares of Issuer Common Stock.


                              Page 8 of 11 Pages

           Other than as a result of stock ownership of SHI and Scherer LLC, none of the directors and executive officers of SHI or Scherer LLC beneficially own any shares of the Issuer's Common Stock except that William J. Thompson has been granted options to purchase 100,000 shares of the Issuer's Common Stock.

      (b) Each of SHI and Scherer LLC has sole voting power and sole power to dispose of each of the shares of the Issuer's Common Stock that it owns.

      (c) As described under Item 3 above, on March 28, 1996, SHI converted the outstanding principal balance, and the accrued but unpaid interest on, the SHI Notes into an aggregate of 3,340,245 shares of the Issuer's Common Stock. On that date SHI also purchased directly from the Issuer, through the cancellation of $376,330 in management fees owed by the Issuer to SHI, an additional 537,614 shares of the Issuer's Common Stock. The conversion price and the exercise price for the Common Stock was $.70 per share. The transaction was effected pursuant to an agreement between the Issuer and SHI.

           As described in Item 3 above, on March 29, 1996, Scherer LLC purchased directly from the Issuer 2,061,856 shares of the Issuer's Common stock for an aggregate purchase price of $1.0 million ($.485 per share) pursuant to an agreement between the Issuer and Scherer LLC. Scherer LLC also agreed to lend up to $1.5 million pursuant to Notes convertible into Common Stock.

      (d)  No change.

      (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    None other than the Warrants and Convertible Notes described above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      (a) Omnibus Agreement dated April 12, 1993, by and between the Issuer and SHI (filed as an Exhibit to the initial Schedule 13D filed by SHI and incorporated herein by reference)

      (b) Subscription Agreement for Purchase of Common Stock between Marquest Medical Products, Inc. and Scherer LLC dated March 29, 1996 (filed as an Exhibit to the Issuer's Current Report on
           Form 8-K dated March 28, 1996 and incorporated herein by reference)

      (c) Conversion Agreement dated March 28, 1996 between Marquest Medical Products, Inc. and SHI (filed as an Exhibit to the Issuer's Current Report on Form 8-K dated March 28, 1996 and incorporated herein by reference)


                              Page 9 of 11 Pages

      (d) Loan and Security Agreement dated March 28, 1996 between Marquest Medical Products, Inc. and Scherer LLC. (filed as an Exhibit to the Issuer's Current Report on Form 8-K dated March 28, 1996 and is incorporated herein by reference)

      (e) Second Priority Deed of Trust, Security Agreement and Assignment of Rents and Leases dated March 28, 1996 from Marquest Medical Products, Inc. to the Public Trustee of Douglas County, Colorado for the benefit of Scherer LLC (filed as an Exhibit to the Issuer's Current Report on Form 8-K dated March 28, 1996 and is incorporated herein by reference)

      (f) Convertible Secured Note due April 1, 2001 (filed as an Exhibit to the Issuer's Current Report on Form 8-K dated March 28, 1996 and is incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                              Page 10 of 11 Pages

                                                          Page 11 of 11 Pages
                                                              ----  ----


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       ----------------------------------------
                                       (Date

                                       Scherer Healthcare, Inc.
                                       /s/ Robert P. Scherer, Jr.
                                       ----------------------------------------
                                       Robert P. Scherer, Jr.
                                       Chairman and Chief
                                       Executive Officer


                                       Scherer Capital, LLC
                                       /s/ Robert P. Scherer, Jr.
                                       ----------------------------------------
                                       Robert P. Scherer, Jr.
                                       Chairman and Chief
                                       Executive Officer



                                       /s/ Robert P. Scherer, Jr.
                                       ----------------------------------------
                                       Robert P. Scherer, Jr.

                                       /s/ William J. Thompson
                                       ---------------------------------------
                                       William J. Thompson